ALSTON&BIRD LLP

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Atlanta, GA 30309-3424

404-881-7000

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www.alston.com

Lesley H. Solomon	Direct Dial: 404-881-7364	Email: lesley.solomon@alston.com

October 22, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Tom Kluck

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street

Mail Stop 3010

Washington, D.C. 20549

Re:	CatchMark Timber Trust, Inc.

File No. 333-191322

Dear Mr. Kluck:

This letter sets forth the responses of our client, CatchMark Timber Trust, Inc. (the “Issuer”), to the comments made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated October 18, 2013 regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”) filed September 23, 2013. The Issuer has today filed an amendment (“Amendment No. 1”) to the Registration Statement via EDGAR. For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

Transition to Self-Management, page 43

1.    Comment:    Please revise to include a summary of potential risks and negative factors considered by the board with respect to the transition to self-management.

Response:    The Issuer has revised pages 44 to 45 of the prospectus in Amendment No. 1 (the “Prospectus”) in response to the Staff’s comment to include a summary of potential risks and negative factors considered by the Issuer’s board with respect to the transition to self-management.

Recapitalization, page 44

2.    Comment:    Please revise to discuss how fractional shares will be treated. If you intend to cash out fractional shares, please revise to disclose the cash-out price. Make similar changes in the summary section.

Tom Kluck

October 22, 2013

Response:    The Issuer has revised pages 7 to 8 and 46 of the Prospectus in response to the Staff’s comment to disclose that fractional shares of Class B common stock will automatically convert into Class A common stock prior to the listing of the Class A common stock and after such conversion, any remaining fractional shares of Class A common stock will be cashed out by the Issuer following the listing at the public offering price.

3.    Comment:    Please revise to briefly state the reason(s) for the reverse stock split. Also discuss the dilutive effect to investors in this offering of the stock dividend when shares of Class B common stock are converted to shares of Class A common stock.

Response:    The Issuer has revised pages 7 and 45 of the Prospectus in response to the Staff’s comment to disclose that the purpose for the reverse stock split is to achieve a post-split stock price, after giving effect to the stock dividend, that is consistent with market expectations for underwritten offerings by real estate investment trusts.

The Issuer respectfully submits that the conversion of Class B common stock into Class A common stock does not result in any dilution to investors in this offering. As described in greater detail on pages 45 to 46 of the Prospectus, prior to commencing the offering, the Issuer intends to complete a recapitalization (the “Recapitalization”) which will include (1) the designation of the Issuer’s common stock as “Class A common stock,” (2) a ten-to-one reverse stock split of the issued and outstanding Class A common stock, and (3) a stock dividend pursuant to which each share of Class A common stock outstanding after giving effect to the reverse stock split will receive (a) one share of Class B-1 common stock (convertible automatically into one share of Class A common stock six months following listing with the NYSE), (b) one share of Class B-2 common stock (convertible automatically into one share of Class A common stock 12 months following listing with the NYSE), and (c) one share of Class B-3 common stock (convertible automatically into one share of Class A common stock 18 months following listing with the NYSE); provided, however, that the Issuer’s board of directors has the authority to accelerate the conversion of the Class B-2 shares and Class B-3 shares to dates not earlier than nine months and 12 months, respectively, following the listing, with the consent of Raymond James & Associates, Inc. Fractional shares of Class A common stock outstanding after giving effect to the reverse stock split will receive fractional shares of Class B-1, Class B-2 and Class B-3 common stock.

Following the Recapitalization, the Issuer will have an equal number of Class A shares, Class B-1 shares, Class B-2 shares and Class B-3 shares outstanding (except as a result of the conversion and cash out of fractional shares as described in response to Comment 2). As described on page 45 of the Prospectus, the Class B shares will be identical to the Class A shares (including with respect to voting powers and rights to receive distributions), except that the Class B shares will not be listed on an exchange and will convert into Class A shares in phases. As a result, the conversion of a share of Class B common stock into a share of Class A common stock will not impact the proportionate ownership interest in the Issuer or any other rights or preferences of any stockholder, including stockholders who purchase Class A shares in the offering.

Tom Kluck

October 22, 2013

4.    Comment:    Please tell us whether the reverse stock split will require a vote by the existing shareholders.

Response:    The reverse stock split will not require a vote by the Issuer’s existing stockholders pursuant to Section 2-309(e)(2) of the Maryland General Corporation Law.

5.    Comment:    If the reverse stock split will not apply to your authorized shares as set forth in your charter, please revise to so state.

Response:    The Issuer has revised page 46 of the Prospectus in response to the Staff’s comment to state that the reverse stock split will not apply to the Issuer’s authorized but unissued shares.

Shares Eligible for Future Sale, page 127

6.    Comment:    We note your disclosure that following the recapitalization, the shares of your Class A common stock that are outstanding or issuable upon the conversion of your Class B common stock will become eligible for sale without further registration. Please confirm to us that you are not registering in this offering the shares of Class A common stock that will be issued upon conversion of the Class B common stock and provide us with a detailed analysis of why the shares of Class A common stock will be eligible for sale without registration.

Response:    We respectfully advise the Staff almost all of the shares of Class A common stock issuable upon conversion of Class B common stock following the Recapitalization will be eligible for sale without registration because (1) the pro rata distribution of the Class B common stock upon the outstanding shares of Class A common stock will not involve a “sale” of securities, (2) the shares of Class B common stock issued in such pro rata distribution will assume the same securities law characteristics of the shares of Class A common stock upon which the dividend shares are issued, (3) all but 300 shares of the Issuer’s Class A common stock (after giving effect to the reverse stock split) were issued in transactions registered under the Securities Act of 1933, as amended (the “Securities Act”) or in private placement transactions completed more than one year before the date of the stock dividend, (4) the shares of Class A common stock issued upon conversion of the Class B common stock will be issued in a transaction exempt from registration under Section 3(a)(9) under the Securities Act, and (5) the shares of Class A common stock issued upon conversion of the Class B common stock will assume the same federal securities law characteristics as the shares of Class B common stock from which they converted.

Background

Prior to the contemplated Recapitalization and offering, the Issuer was operated as a public, non-listed real estate investment trust. While the Issuer’s securities have not previously been listed or traded on any securities exchange, the Issuer has completed two registered public offerings raising aggregate gross proceeds of $297.8 million. Accordingly, almost all of the Issuer’s existing common stock is held by a dispersed, largely retail stockholder base. The Recapitalization is designed to provide for an orderly transition to listing and to prevent existing

Tom Kluck

October 22, 2013

stockholders from selling shares into the market shortly after the listing transaction at significant volume levels, exerting downward pressure on the stock price. The Recapitalization is akin to the contractual “lock-up” provisions utilized in initial public offerings, follow-on offerings and other equity offerings. Without the implementation of these “flowback” prevention measures, many institutional investors may either refuse to participate in an offering or participate at depressed pricing levels.

No Sale in Connection with Distribution of Class B Common Stock

As noted above, the distribution of Class B common stock will not involve a “sale” of securities under Section 2(a)(3) of the Securities Act. The Staff has consistently taken the position that there is no sale of securities when a company declares and pays a stock dividend and receives no consideration in return. See, e.g., Letter of General Counsel Discussing Question of Whether a Sale of a Security is Involved in the Payment of a Dividend, Securities Act Release No. 33-929 (July 29, 1936) and JDN Realty Corporation (October 26, 1999), including the Staff no-action letters cited therein.

This view is also consistent with Staff guidance included in Q&A Number 103.01 of the Compliance and Disclosure Interpretations related to Securities Act Sections:

Question: If a company declares a dividend that is payable in either cash or securities at the election of the recipients, does the declaration of the dividend need to be registered under the Securities Act?

Answer: No, as there is no sale of the dividend shares under the Securities Act.

We respectfully advise the Staff that since the distribution of Class B common stock will not involve a sale under the Securities Act, the shares of Class B common stock issued in the distribution will have the same securities law characteristics as the shares of Class A common stock upon which the Class B shares were distributed. As noted, above, all but 300 shares of the Issuer’s Class A common stock (after giving effect to the reverse stock split) were issued in transactions registered under the Securities Act or in private placement transactions completed more than one year before the date of the stock dividend. As a result, almost all of the shares of Class B common stock will be freely tradable without registration under Section 4(a)(1) of the Securities Act. Notwithstanding the foregoing, the shares of Class B common stock will not be listed on the NYSE and, therefore, the Issuer does not anticipate that an active trading market will develop for the Class B shares.

Section 3(a)(9) Exemption for Conversion of Class B Common Stock Into Class A Common Stock

Section 3(a)(9) of the Securities Act applies to “any securities exchanged by the issuer with its existing security holders exclusively where no commissions or other remuneration is paid or given directly or indirectly for soliciting such exchange.” The Issuer respectfully submits

Tom Kluck

October 22, 2013

that the Class A common stock to be issued in exchange for Class B common stock will satisfy the requirements of Section 3(a)(9) for the reasons set forth below:

•	Same Issuer. The Class A common stock and Class B common stock will be issued by the same company.

•	No Additional Consideration. There will be no consideration paid in connection with the conversion of Class B common stock into shares of Class A common stock. The conversion will occur automatically under the terms of the Articles Supplementary for the Class B common stock.

•	Exchange Only With Existing Security Holders. Any holder of Class B common stock on an applicable conversion date will automatically receive Class A common stock in exchange for his or her shares. Accordingly, this prong of Section 3(a)(9) will be satisfied on the dates that the three series of Class B common stock convert into Class A common stock.

•	No Commission or Other Remuneration. No commission or remuneration will be paid to any party in connection with the conversion of Class B common stock into Class A common stock.

3(a)(9) Exchange Securities Share Securities Law Characteristics of Original Securities

The Staff’s Compliance and Disclosure Interpretations clarify that any securities issued in a Section 3(a)(9) exchange will assume the federal securities laws characteristics of the exchanged securities. See Q&A Number 125.08 of the Compliance and Disclosure Interpretations related to Securities Act Sections. Under this guidance, any Class A common stock issued upon conversion of Class B common stock will assume the same characteristics as the Class B common stock for which it was exchanged. Accordingly, almost all of the share of Class A common stock issued in exchange for Class B common stock will be freely tradable under Section 4(a)(1) of the Securities Act (just like the Class B common stock).

Restricted Securities and Affiliate Shares

As noted above, there are 300 shares of Class A common stock, after giving effect to the reverse stock split, that were issued in a private placement transaction less than one year from the proposed date of the stock dividend of the Class B shares. As a result, the 900 shares of Class B common stock (300 shares each of Class B-1, Class B-2 and Class B-3 common stock) issued in respect of such shares of Class A common stock will be “restricted securities,” and the shares of Class A common stock issuable upon conversion of such Class B shares will also be “restricted securities” until August 9, 2014, the one-year anniversary of the original grant date for the private placement shares.

All 1,200 of these restricted shares of Class A and Class B common stock, after giving effect to the Recapitalization, will be held by the Issuer’s independent directors and are therefore

Tom Kluck

October 22, 2013

also considered “control securities” as defined by Rule 144 under the Securities Act. As a result, these restricted shares and any other control securities held by our affiliates will remain subject to the restrictions on resale applicable to affiliates under Rule 144, which are discussed on page 129 of the Prospectus.

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-7364.

Sincerely,

/S/ LESLEY H. SOLOMON
Lesley H. Solomon

cc:	Ms. Folake Ayoola, U.S. Securities and Exchange Commission

Mr. Leo F. Wells, III, CatchMark Timber Trust, Inc.

Ms. Rosemarie A. Thurston, Alston & Bird LLP